Filed by JP Energy Partners LP

Commission File No. 001-36647

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: JP Energy Partners LP

Commission File No.: 001-36647

RBC Capital Markets MLP Conference November 2016

Disclaimers Forward Looking Statements This presentation contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We make these forward-looking statements in reliance on the safe harbor protections provided under the Private Securities Litigation Reform Act of 1995. You typically can identify forward-looking statements by words such as “anticipates,” “believes,” “could,” “may,” “should,” “estimates,” “expects,” “forecasts,” “targets,” “projects,” “will,” “guidance,” “assumes” and “outlook” or other similar expressions. These statements discuss future expectations, contain projections of results of operations or of financial condition or state other forward-looking information. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including examination of historical operating trends made by the management of JP Energy Partners LP (the “ Partnership”). Although the Partnership believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies, which are difficult or impossible to predict and are beyond its control, the Partnership cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions. These forward-looking statements involve risks and uncertainties. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements in the Partnership’s 10-K and other documents on file with the Securities and Exchange Commission. The risk factors and other factors noted in the Partnership’s public filings could cause the Partnership’s actual results to differ materially from those contained in any forward-looking statement. Given the uncertainties and risk factors that could cause our actual results to differ materially from those contained in any forward-looking statement, we caution investors not to unduly rely on our forward-looking statements. We disclaim any obligations to and do not intend to update or announce publicly the result of any revisions to any of the forward-looking statements in this presentation to reflect future events or developments. This document includes certain non-GAAP financial measures as defined under SEC Regulation G. A reconciliation of those measures to most directly comparable GAPP measures is provided in the appendix to this presentation. Non-GAAP Measures We define Adjusted EBITDA as net income (loss) plus (minus) interest expense (income), income tax expense (benefit), depreciation and amortization expense, asset impairments, (gains) losses on asset sales, certain non-cash charges such as non-cash equity compensation and non-cash vacation expense, non-cash (gains) losses on commodity derivative contracts (total (gain) loss on commodity derivatives less net cash flow associated with commodity derivatives settled during the period) and selected (gains) charges and transaction costs that are unusual or non-recurring and other selected items that impact comparability. We define distributable cash flow as Adjusted EBITDA less net cash interest paid, income taxes paid and maintenance capital expenditures. 2

Disclaimers Additional Information and Where to Find It This communication may be deemed to relate to a proposed business combination between AMID and JP Energy. In connection with the proposed transaction, AMID and/or JP Energy expect to file a proxy statement/prospectus and other documents with the SEC. SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE. These documents (when they become available), and any other documents filed by AMID or JP Energy with the SEC, may be obtained free of charge at the SEC’s website, at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus by phone, e-mail or written request by contacting the investor relations department of AMID or JP Energy at the following: American Midstream Partners, LP JP Energy Partners LP 2103 City West Blvd. Bldg. 4, Suite 800 Houston, TX 77042 Attention: Investor Relations Phone: 713-815-3900 600 East Las Colinas Blvd Suite 2000 Irving, TX 75039 Attention: Investor Relations Phone: 972-444-0300 Participants in the Solicitation AMID, JP Energy and their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the proposed merger. Information regarding the directors and executive officers of AMID is contained in AMID’s Form 10-K for the year ended December 31, 2015, which was filed with the SEC on March 7, 2016. Information regarding the directors and executive officers of JP Energy is contained in JPE’s Form 10-K for the year ended December 31, 2015, which was filed with the SEC on February 29, 2016. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed merger will be included in the proxy statement/prospectus. 3

 Company Overview

JP Energy Partners LP (JPEP) Overview JPEP is a publicly traded, diversified MLP We operate in three segments: • • Our crude oil assets include crude oil storage, gathering and transportation to ensure reliable services and throughput for producers, marketers and refiners Our refined products assets include transportation, storage, rail and terminalling Our NGL assets include propane operations that encompass supply and logistics, transportation and storage throughout the U.S. 5 (1) As of November 15, 2016 Close NGL Distribution & Sales Refined Products Terminals & Storage Crude Oil Pipelines & Storage JPEP Summary Unit Price1$7.83 Market Cap ($mm) 1287 Equity Yield116.6% Units Outstanding (mm)36.7 Leverage Ratio3.0x 2015 Adj. EBITDA ($mm)46.9

 Overview of Q3 Results

Q3 2016: Segment Performance NGL Distribution & Sales Crude Oil Pipelines & Storage Refined Products Terminals & Storage 0.0 3Q15 5.0 10.0 3Q16 7 2.2 6.1 7.3 5.0 3.1 2.3 Adjusted EBITDA by Segment ($mm) Segment Q3 Performance Drivers NGL Distribution & Sales •Lower NGL and refined products volume and margin due to less favorable market conditions including lower OFS demand and warmer weather •Partially offset by lower expenses Crude Oil Pipelines & Storage •Increase in sales margin, partially due to market contango and lower expenses •Partially offset by lower volumes Refined Products Terminals & Storage •Increase due to the timing of refined products sales of excess volumes and lower expenses •Partially offset by lower throughput

Balance Sheet & Liquidity Available debt capacity fully supporting planned 2016 organic capex • • Exited Q3 2016 with a leverage ratio of 3.0x Leverage ratio remains below JPEP’s long-term target of ~3.5-4.0x $93.1 million unused credit facility capacity1 Strong interest coverage of 8.5x • • Unused edit Facili y Capacity 93.1 Credit Facility Borrowings, 162.0 Outstanding Letters of Credit, 19.9 8 1. As of October 31, 2016 Available Liquidity ($mm)1 Strong Metrics, Access to Capital

 Planned Merger

Strategic Merger Overview AMID and JPEP to merge, creating a diversified midstream partnership • JP Energy Partners (“JPEP”) and American Midstream Partners (“AMID”) have executed a merger agreement whereby JPEP will merge with AMID in a unit-for-unit exchange, with JPEP surviving the merger as a wholly owned subsidiary of AMID Transformational combination creates diversified partnership with ~$2 billion enterprise value • Transaction improves financial position, consolidates GP ownership, accelerates growth trajectory • • • Combines JPEP general partner interest owned by ArcLight affiliates into AMID general partner Increased scale enhances access to capital and improves ability to pursue accretive acquisitions Larger platform enhances ability to drive efficiencies; complementary business activities provides attractive synergy opportunities Establishes path to mid-single digit distribution growth over the long-term • Expect transaction to close late 2016 / early 2017 • • Merger has been unanimously approved by special committee of AMID plus full Board of AMID and JPEP Targeting late 2016 / early 2017 closing, pending required approvals, credit facility amendments and JPEP unitholder vote 10 Note: Pro-forma enterprise value as of 10/21/2016. Merger creates an expanded midstream platform with strong sponsorship from ArcLight

Pro Forma Combination Creates a Diversified Midstream Platform


Bakken
North Dakota
ND 1806
Watford City
East Texas
I-20
Permian & Silver Dollar
West TX
HOWARD COUNTY
MARTIN COUNTY
MIDLAND COUNTY
GLASSCOCK COUNTY
UPTON COUNTY
REAGAN COUNTY
CROCKETT COUNTY
Eagle Ford
South TX
GONZALES COUNTY
Moulton
Shiner
LAVACA COUNTY
MISSISSIPPI
ALABAMA
LOUISIANA
Propane Locations
PPL Bulk Storage Tanks
Gas Pipeline
Liquid Pipeline
Rail Facility
Processing Plant
Terminal
Platform

JP Energy

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Merger Increases Scale and Diversification • Significantly expands company size and service offerings • • $185 million pro-forma 2016 Adjusted EBITDA ~$2 billion pro-forma enterprise value • • • Meaningfully expands our reach and value to current and potential customers Stronger marketplace liquidity; better access to long-term capital; pro-forma float of ~$530 million Increases number and type of potential acquisitions, improves competitiveness in the market 12 Note: Expected pro-forma Adjusted EBITDA represents combined 2016 announced midpoint of guidance and run-rate synergies of at least $10 million. Pro-forma enterprise value as of 10/21/2016. Pro-forma float based on pro-forma public common unit count of 35.3 million and unit price of $14.95 per unit as of 10/21/2016. Strong & Expanding Customer Base Producers End Markets Diversification Across Segments % of FY17 Pro Forma Adjusted EBITDA Enhancing Our Competitive Position Through Scale

Merger Strengthens Financial Position • • Scale enhances access to greater sources of capital to support growth Pro-forma for the transaction, AMID will target long-term liquidity of $250+ million to support an improved and accelerated growth trajectory Liquidity from potential to re-deploy capital into core areas through asset sales Strong fee-based cash flows; 86% pro-forma fee/fixed margin cash flows Transaction expected to increase float and potential trading liquidity in public units • • • Note: Fixed-fee/margin cash flow percentage based on full year 2017 expected. 13 (1) Direct commodity price exposure is only 3% of 2017 projected EBITDA, the remaining 30% of commodity exposed EBITDA is variable margin. Strong Fee/Fixed Margin Cash Flows 6% (1) 33% 67% 94% Fee/fixed margin %Commodity exposed % 14% Pro-forma 86% Improved Cash Flow Mix and Access to Capital Markets

Merger Strategic Highlights

Increase Scale	• $185 million expected pro-forma Adjusted EBITDA, ~$2B enterprise value • Enhances access to sources of capital; adds flexibility to support enhanced credit profile, pro-forma float of ~$530 million
Enhance Diversification	• Extend geographic, customer and operational diversification • 86% fee/fixed margin
Leverage Complementary Assets	• Focused growth strategy in G&P, transmission, terminals and NGLs; build critical mass with robust pipeline of commercial and M&A opportunities • Cross-value chain expansion enhances offering to customers
Strengthen Financial Position	• Significantly improved balance sheet and financial position • Expanded capital sources; target $250+ million of long-term liquidity
Accelerate Growth Trajectory	• ~5% DCF/unit accretion and distribution growth to pro-forma AMID in 2017 and 2018 • Path to mid-single digit distribution growth over the long-term

Note: Expected pro-forma Adjusted EBITDA represents combined 2016 announced midpoint of guidance and run-rate synergies of at least $10 million. Pro-forma enterprise value as of market close 10/21/16. Fixed-fee/margin based on FY 2017 expected. Pro-forma float based on pro-forma public common unit count of 35.3 million and unit price of $14.95 per unit as of 10/21/2016.

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 Segment Overviews

Crude Oil Pipelines and Storage • Crude Oil Storage J P E P • • Asset: 3.0 million barrels of shell capacity in Cushing, OK Services Offered: Lease crude storage capacity to a N G customer Gross Margin: 100% fee based • • Contracted to a single customer who we charge a fixed monthly fee per barrel of shell capacity (not based on usage) Expenses: Outsourced services for fixed monthly fee U P T O N Interconnect to • !P • Silver Dollar Pipeline System (Plains Interconnect t Barnhart • • Asset: ~157-mile pipeline system Services Offered: Provide crude oil gathering services for producers targeting the Spraberry and Wolfcamp formations in the Midland Basin Gross Margin: Back-to-back buy-sell agreements where C R O C K E T T to E. Houston) Active Pipeline Sources: Esri, USGSµ, NOAA 20 Midway Station WGS • we earn a transportation fee • Our pipeline operations are underpinned by long-term, fee-based contracts with three leading producers in the Midland Basin • Additionally, our Crude Oil Supply and Logistics assets supply additional volume to the pipeline generally under 30-day evergreen contracts • • • Throughput capacity of ~130,000 barrels per day (bpd) Three interconnections to third-party, long-haul pipelines System includes crude oil shell storage capacity of ~140,000 bbls, offering us operational flexibility and the ability to take advantage of favorable pricing • Expenses: Mostly fixed expense business environments 16 Other Silver Dollar Pipeline Details JMPII DEL A PN D : Radio Tower G L A S S C O C K Station $+ C O K E S i l v e r U P T O N D o l l a r P i p e l i n e S T E R L II T O M G R E E N Rocker B Station $+ R E A G A N Oxy Barnhart Station II R II O N (Oxy Clineshale $+ Colorado City)Mertzon !P Big Lake Owens Station $+ o Midland)!P $+ S C H L E II C H E R 1984 16 $+ Stations/Interconnects !P Iraan Future Construction P E C!PO S Nearby Cities Magellan Barnhart Station (Longhorn Interconnect $+ 31 MAY Silver Dollar Pipeline Map Segment Overview

Crude Oil Pipelines and Storage (con’t) • Crude Oil Supply and Logistics • Assets: 74 crude oil gathering trucks in the Midland Basin, Eagleford and Texas Panhandle. 4 crude oil truck injection stations in the Midland Basin Services Offered: Marketing and transportation of • crude oil and condensate with particular focus of gathering in the Midland basin for delivery onto our Silver Dollar Pipeline system Gross Margin: Primarily back-to-back buy-sell • agreements linked to the same price index; we make a pre-determined marketing or transportation margin on the difference between the buy and sell price • Gross margin includes all trucking and pipeline costs • Expenses: Lease rep salaries, regional fleet supervisors, fleet dispatch, fleet maintenance and repair, truck yard leases 17 Crude Oil Supply and Logistics Segment Overview

Refined Products Terminals and Storage • Refined Products Terminals and Storage • Assets: Two terminals located in North Little Rock, AR and Caddo Mills, TX Services Offered: Transport refined products to or • from storage or transportation systems (pipelines, rail, trucks) • Example: Receive RBOB from Explorer pipeline, store for a week and deliver to customer truck for transportation to a local gas station • Gross Margin: • Throughput fees based on the volume of product redelivered, typically evergreen fee-based contracts Storage fees based on barrels stored per month Additive services fees based on additive (ethanol, proprietary additive, biodiesel) injection volume Sale of product primarily from butane blending activities • • • • Large, active terminals: • North Little Rock: 41,000 bpd / 550,000 bbls 2015 throughput / storage capacity Caddo Mills: 21,000 bpd / 770,000 bbls 2015 throughput / storage capacity 18 • Expenses: Relatively fixed costs to operate the terminals • Other Refined Products Terminals Detail Terminals in Large Metropolitan Areas Segment Overview

NGL Distribution & Sales • Retail, Commercial and Wholesale Propane • Assets: Trucks, tanks and 39 customer service locations; also 28 regulated community central distribution systems Services Offered: Procurement and delivery of • propane or refined fuels to one of ~100k commercial or residential locations Gross Margin: Per gallon price charged to customer • less our supply, transportation and commodity costs (Laid-in-costs or “LIC”) • Most contracts allow us to pass on our LIC creating a fixed margin • Expenses: Cost to manage and deliver the product • NGL Transportation • • Assets: 43 tank trucks Services Offered: Gathering and transportation of NGL and condensate for producers, gas processing plants, refiners and fractionators Gross Margin: Per gallon transportation fee or • marketing spread less cost to transport the product Expenses: Cost to manage the dispatch, marketing and accounting of the transportation • 19 Retail, Commercial and Wholesale Propane Footprint Segment Overview

NGL Distribution & Sales (cont’d) • Cylinder Exchange • Assets: Cylinders, cages, trucks, 52 depots and 8 production facilities to process and fill empty cylinders Services Offered: Production and delivery of 20-• pound propane cylinders to retail locations across the 48 continental United Sates for sale to end-users for use in barbeque grills, patio heaters and other appliances Gross Margin: Per cylinder price charged to retail • locations for exchanged tanks; separate price for sold tanks (i.e. no return of an empty tank) • Contract length and nature range by retail locations • Expenses: Cost to clean, fill and deliver cylinders 20 Cylinder Exchange Footprint Segment Overview

 Appendix

Non-GAAP Reconciliation – Adjusted EBITDA Three Months Ended S eptember 30, Nine Months Ended September 30, 2016 2015 2016 2015 (in thousands) Segment Adjusted EBITDA Crude oil pipelines and storage Refined products terminals and storage NGL distribution and sales Discontinued operations Corporate and other Total Adjusted EBITDA Depreciation and amortization Interest expense Income tax benefit (expense) Loss on disposal of assets, net Unit-based compensation Total gain (loss) on commodity derivatives Net cash payments for commodity derivatives settled during the period Early settlement of commodity derivatives Non-cash inventory costing adjustment Corporate overhead support from general partner Transaction costs and other Discontinued operations Net loss $ 7,340 3,087 2,244 — $ 5,038 2,261 6,135 (326) $ 19,071 9,992 20,902 (371) $ 16,467 7,601 22,996 1,607 (5,416) (2,661) (13,276) (15,971) 7,255 (11,498) (683) 40 (761) (451) 94 550 — (1,353) — (84) — 10,447 (11,775) (1,350) (82) (17) (301) (866) 8,373 (8,745) — (3,000) (211) (921) 36,318 (34,663) (5,216) (536) (2,451) (1,393) (642) 1,082 — (227) (5,000) 412 (168) 32,700 (34,055) (3,848) (333) (1,402) (803) (1,985) 14,400 (8,745) — (3,000) (2,930) (2,719) $ (6,891) $ (8,448) $ (12,484) $ (12,720) 22

Non-GAAP Reconciliation – Distributable Cash Flow

	Nine Months Ended September 30, 2016	Nine Months Ended September 30, 2015
	(in thousands)	
Net cash provided by operating activities	$ 47,732	$ 24,266
Depreciation and amortization	(34,874)	(35,768)
Derivative valuation changes	(373)	14,625
Amortization of deferred financing costs	(725)	(682)
Unit-based compensation	(1,393)	(875)
Loss on disposal of assets	(2,337)	(1,395)
Bad debt expense	(29)	(999)
Corporate overhead support from general partner	(7,500)	—
Other non-cash items	526	193
Changes in assets and liabilities	(13,511)	(12,085)
Net loss	$ (12,484)	$ (12,720)
Depreciation and amortization	34,663	34,055
Interest expense	5,216	3,848
Income tax (benefit) expense	536	333
Loss on disposal of assets, net	2,451	1,402
Unit-based compensation	1,393	803
Total (gain) loss on commodity derivatives	642	1,985
Net cash payments for commodity derivatives settled during the period	(1,082)	(14,400)
Early settlement of commodity derivatives	—	8,745
Non-cash inventory costing adjustment	227	—
Corporate overhead support from general partner	5,000	3,000
Transaction costs and other	(412)	2,930
Discontinued operations	168	2,719
Adjusted EBITDA	$ 36,318	$ 32,700
Less:		
Cash interest paid, net of interest income	3,981	3,209
Cash taxes paid	650	450
Maintenance capital expenditures, net	2,386	2,290
Distributable cash flow	$ 29,301	$ 26,751
Less:		
Distributions	36,320	36,040
Amount less than distributions	$ (7,019)	$ (9,289)
Distribution coverage	0.81x	0.74x

JP Energy

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